

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2012

Via E-mail
Jonathan E. Ramsden
Chief Financial Officer
Abercrombie & Fitch Co.
6301 Fitch Path
New Albany, OH 43054

> **Re: Abercrombie & Fitch Co.**
> **Form 10-K for Fiscal Year Ended January 29, 2011**
> **Filed March 29, 2011**
> **File No. 001-12107**

Dear Mr. Ramsden:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 29, 2011
Financial Statements
Notes to Financial Statements
Note 2 – Summary of Significant Accounting Policies
Stores and Distribution Expense, page 65

1. In your letter dated June 28, 2010, you indicated you would disclose <u>shipping costs</u> for direct to consumer sales, <u>and</u> purchasing, receiving, and warehousing costs (i.e. costs associated with your distribution centers) as such costs are classified within the Stores and Distribution Expense caption of your statement. Please tell us where you have provided this disclosure in your financial statements. Also refer to FASB ASC 605-45-50-2.

Note 7 – Property and Equipment, page 77

2. We note (i) your disclosure on page 36 that you expect to close approximately 50 stores by the end of fiscal 2011, (ii) additional disclosure on page 28 of your October 29, 2011 Form 10-Q that you plan to close approximately 55-60 stores during fiscal 2011 and (iii) you review underperforming real estate and conduct a long-lived asset impairment analysis in the fourth quarter each year. We also note your discussion in your third quarter conference call that there was significant erosion in US chain store gross margins and you expect such erosion to continue in the fourth quarter. Tell us how your plan to close such stores early in the fiscal year relates to your impairment analysis being conducted in the fourth quarter of the fiscal year. In your response, clarify what you deem to be a triggering event to test for recoverability, tell us how frequently you monitor underperforming stores and tell us how your determination of impairment is consistent with FASB ASC 360-10-35-21.

3. In connection with the comment above, we note you recognized asset impairment charges in conjunction with closing underperforming stores during two quarters in fiscal 2010. Please provide us with the following information on how you tested the long-lived assets for recoverability:
    -   Clarify what you consider an asset group (e.g. individual store)
    -   Clarify how many asset groups were tested for impairment during fiscal 2010
    -   Clarify how many asset groups were considered at risk of impairment (i.e. the asset group has a fair value that is not substantially in excess of its carrying value)

    For any at risk asset group, provide us with (i) the percentage by which fair value exceeded carrying value as of the date of the most recent test, (ii) a description of the methods and key assumptions used and how the key assumptions were determined, (iii) a discussion of the degree of uncertainty associated with the key assumptions (i.e. the discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time)), and (iv) a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. If more current information is available regarding your long-lived asset impairment testing, please provide.

Form 10-Q for Fiscal Period Ended October 29, 2011
Financial Statements
Notes to Financial Statements
Note 16 – Contingencies, page 21

4. We note your statement that you are unable to quantify potential exposure in any of the matters disclosed herein. Please reconcile this statement with your discussion of the proposed settlement of the derivatives action related to fees and expenses of plaintiff's counsel and tell us how your disclosure is consistent with FASB ASC 450.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining